[DENDREON LETTERHEAD]

July 7, 2005

VIA EDGAR

Ms. Cecilia Blye

Office of Global Security Risk

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dendreon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2003
Form 10-K for the Fiscal Year Ended December 31, 2004
Correspondence dated December 28, 2004 and April 14, 2005
File No. 0-30681

Dear Ms. Blye:

Reference is made to your letters dated December 28, 2004 and April 14, 2005, setting forth the concerns of your office relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and the fiscal year ended December 31, 2004, respectively, of Dendreon Corporation (the “Company”). Set forth below is the staff’s comment from your letter of April 14, 2005 and the Company’s response.

General —

We note your March 17, 2005 response to our letter dated December 28, 2004. While your letter makes clear that you considered qualitative factors in evaluating the materiality to your business and your security holders of the fact that, under the Agreement, your territory includes North Korea, it does not identify the qualitative factors you considered. Please advise us of the consideration you gave to factors such as risk to the Company’s reputation, and risk of possible corresponding negative impact on your share value, by virtue of the fact that the Agreement specifically contemplates that you will have contacts with a country identified as a state sponsor of terrorism and subject to U.S. economic sanctions.

In this regard, please note that future evaluations of the materiality of the Agreement, and of any contacts you may have with North Korea pursuant to the Agreement, also should include careful consideration of these specific types of qualitative factors.

Response: Further to the Company’s response dated March 17, 2005 (the “March Response”), we wish to clarify that the Company has no intention of proactively engaging in any marketing or distribution activities for its products in North Korea while it remains an

Securities and Exchange Commission

July 7, 2005

embargoed and sanctioned country by the U.S. government, nor has it done so in the past. Under the Collaborative Development and Marketing Agreement (the “Agreement”) between the Company and Genentech, Inc., the parties set out defined territories within which they had the right to engage in commercialization of the trp-p8 products that are the subject of the Agreement. The “Dendreon Territory” is, as you note, defined to include North Korea as a part of the Asiatic and Oceanic regions generally comprising the Dendreon Territory. However, the Company has never engaged in commercialization efforts in North Korea, nor does the Company intend to under the Agreement, assuming the commercial viability of the trp-p8 products. As detailed in the March Response, the trp-p8 products are still in a stage of preclinical research and development. Given the Company’s intent and plans with respect to its rights under the Agreement, under a qualitative as well as quantitative analysis, we believe there is no material risk to the Company’s reputation and of negative impact to the Company’s share value resulting from the identification of North Korea as part of the Dendreon Territory under the Agreement.

We hope this answers your remaining concerns with respect to the Agreement. Please don’t hesitate to contact the undersigned at (206) 829-1506 if you have any further questions regarding the Agreement.

Sincerely,

/s/ Richard F. Hamm, Jr.
Richard F. Hamm, Jr.

cc:	Jeffrey Riedler, Division of Corporation Finance
Mitchell H. Gold, M.D., Dendreon Corporation